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                                                                     EXHIBIT 2.2

                                EARNOUT AGREEMENT

         THIS EARNOUT AGREEMENT (this "Agreement"), is made and entered into this 15th day of June, 2000 by and between SYNAGRO TECHNOLOGIES, INC., a Delaware corporation ("Purchaser"), and COMPOST AMERICA HOLDING COMPANY, INC., a New Jersey corporation ("Compost"). Purchaser and Compost are each referred to as a "Party" and, collectively, they are sometimes referred to as the "Parties."

                                   WITNESSETH:

         WHEREAS, the Parties hereto have entered into that certain Stock Purchase Agreement (the "Purchase Agreement"), dated as of March 31, 2000, whereby Compost agreed to sell and transfer to Purchaser, and Purchaser agreed to purchase, all the outstanding stock of Environmental Protection & Improvement Company, Inc., a New Jersey corporation (the "Company");

         WHEREAS, it is a condition to the Parties' obligations to close the transactions contemplated in the Purchase Agreement that the Parties execute and deliver this Agreement;

         WHEREAS, this Agreement sets forth the terms and conditions upon which Purchaser will, under certain circumstances, pay to Compost the earnout consideration referenced in Section 3.2(a) of the Purchase Agreement as part of the Purchase Price to be paid to Compost for the stock of the Company; and

         WHEREAS, capitalized terms not defined herein shall have the meanings given to them in the Purchase Agreement.

         NOW, THEREFORE, for and in consideration of the transactions contemplated in the Purchase Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Purchaser and Compost agree as follows:

1. Definitions. As used in this Agreement, the following terms shall have the respective meanings indicated:


         (a) "Affiliates" shall have the meaning given such term in Exhibit A to the Purchase Agreement.

         (b) "Closing Date" shall have the meaning given such term in Section
2.1 of the Purchase Agreement.

         (c) "Disputed Amount" means the portion of the Earn Out Amount, if any, which is in dispute as of May 15, 2003, pursuant to Section 5 hereof.

         (d) "Earn Out Advance" means an amount equal to $100,000 per quarter.


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         (e) "Earn Out Amount" means the amount, if any, owed by Purchaser to
Compost (or Compost to Purchaser) on the Earn Out Payment Date, computed as provided in Section 5 of this Agreement.

         (f) "Earn Out Payment Date" means, with respect to any Undisputed Amount, May 15, 2003, and with respect to any Disputed Amount, the date ten (10) business days following agreement on or delivery of the final, binding and conclusive calculation by the Neutral Auditor of the Three Year EBITDA.

         (g) "Earn Out Representative" means Mr. John T. Shea, or, if Mr. John
T. Shea dies, resigns or for any reason refuses or is unable to act, a substitute specified in a written notice of substitution delivered to Purchaser and signed by Compost.

         (h) "Earn Out Year" means a period of twelve (12) consecutive calendar months, the first Earn Out Year beginning on April 1, 2000, and each succeeding Earn Out Year beginning on each April 1 thereafter.

         (i) "EBITDA" means the net income of the Company before interest, federal, state and local income taxes, depreciation and amortization, determined in accordance with GAAP, applied consistently with past practices of the Company, provided, however, that (i) there shall be no deduction from earnings in such calculation for (1) any direct expenses incurred in connection with the acquisition of the Company by Purchaser; or (2) corporate overhead in excess of the lesser of the actual corporate overhead allocation or $1,600,000; and (ii) nonrecurring noncash expenses and revenues shall be disregarded in such calculation. The corporate overhead allocation to the Company shall be determined in a consistent manner with Purchaser's actual method of allocating overhead to its other divisions and subsidiaries, or if Purchaser does not allocate overhead, in a manner consistent with Purchaser's pro forma method of allocating overhead. For purposes of calculating EBITDA, all payments made to Longo (as defined in the Purchase Agreement) and Waxenbaum (as defined in the Purchase Agreement) under their respective Employment Agreements with the Company executed on the Closing Date, including but not limited to any signing bonuses, shall be deducted as expenses, except for (i) expenses relating to employee stock options, and (ii) any payments resulting from any amendments to such Employment Agreements entered into after the date hereof without the consent of Compost only to the extent such payments exceed the payments that would have been made without regard to such amendments.

         (j) "Indemnified Amounts" has the meaning given such term in Section
10.1 of the Purchase Agreement.

         (k) "Neutral Auditor" means an independent accounting firm of national reputation mutually acceptable to Purchaser and Compost.

         (l) "Past Due Rate" means a rate per annum equal to ten percent (10%) per annum.

         (m) "Purchase Price" shall have the meaning given such term in Section 3.2(a) of the Purchase Agreement.


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         (n) "Three Year Average EBITDA" means the EBITDA of the Company for the thirty-six (36) month period beginning on April 1, 2000 (the "Three Year
Period") divided by three (3); provided, however, that notwithstanding any other provision set forth in this Agreement, in no event shall the Three Year Average EBITDA exceed $7,500,000.

         (o) "Undisputed Amount" means the portion of the Earn Out Amount, if any, which is not in dispute as of May 15, 2003, pursuant to Section 5 hereof.

         2. Payment of Earn Out Amount. Purchaser shall pay the Earn Out Amount to Compost (or Compost shall pay the Earn Out Amount to Purchaser, as the case may be) on the Earn Out Payment Date. The Earn Out Amount shall be as computed as provided in Section 5 below. If any portion of the Earn Out Amount is not paid to Compost on May 15, 2003 because such portion is a Disputed Amount, then such portion of the Disputed Amount, if any, that is later determined to be due and payable shall bear interest from May 15, 2003 until paid at the rate of eight percent (8%) per annum.

         3. Payment of Earn Out Advances. Purchaser shall pay an Earn Out Advance to Compost (i) on June 30, 2000 and (ii) on each September 30, December 31, March 31 and June 30 thereafter until March 31, 2002; provided, that the Earn Out Advance for the first quarter shall be prorated by multiplying it by a fraction, the numerator of which is the actual number of days after the Closing Date through and including June 30, 2000, and the denominator of which is 91. Except as set forth in the preceding sentence, the Earn Out Advance shall be $100,000 per quarter.

         4. Calculation of Three Year Average EBITDA. Purchaser shall determine the Three Year Average EBITDA within thirty (30) days after the expiration of the Three Year Period. Purchaser's methodology for determination of the Three Year Average EBITDA and the results thereof shall be forwarded to Earn Out Representative. Purchaser shall provide Earn Out Representative with access upon request to the data it used to determine the Three Year Average EBITDA as well as all relevant books and records of the Company to the extent required to review the EBITDA computation, including, if necessary, the relevant working papers of the Company's auditors. Earn Out Representative shall review the calculation of the Three Year Average EBITDA within fifteen (15) business days after delivery thereof and notify Purchaser in writing of any disagreement with such calculation. If within such fifteen (15) business days following delivery Earn Out Representative does not object in writing thereto, then Purchaser's determination of the Three Year Average EBITDA shall be conclusive. If Earn Out Representative objects in writing to Purchaser's computation, then Purchaser and Earn Out Representative shall negotiate in good faith and attempt to resolve their disagreement. Should such negotiation not result in an agreement within twenty (20) business days of receipt by Purchaser of Earn Out Representative's objection, then the matter shall be submitted to arbitration by a Neutral Auditor. Such arbitration shall be governed by the rules provided in Sections 11.6(a) through 11.6(d) of the Purchase Agreement. All fees and expenses relating to appointment of a Neutral Auditor and the work, if any, to be performed by such Neutral Auditor will be borne equally by Purchaser and Compost. If Purchaser and Compost are unable to agree on the Neutral Auditor, then either or both of them shall request the American Arbitration Association to appoint the Neutral Auditor. Purchaser and Compost agree to execute a reasonable engagement letter if requested to do so by the Neutral Auditor. The Neutral Auditor


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shall deliver to Purchaser and Earn Out Representative a written determination
(such determination to include a worksheet setting forth all material calculations used in arriving at such determination and to be based solely on information provided to Neutral Auditor by Purchaser and Earn Out Representative, or their respective Affiliates) of the Three Year Average EBITDA within thirty (30) days of receipt of the disputed items, which determination shall be final, binding and conclusive on the Parties.

         5. Calculation of Earn Out Amount. Promptly following agreement on or determination of the final, binding and conclusive calculation of the Three Year Average EBITDA, the Earn Out Amount shall be determined as follows:

         (a) Three Year Average EBITDA Equal to or Greater than $7,500,000. If the Three Year Average EBITDA is equal to or greater than $7,500,000, then the Earn Out Amount shall be equal to $5,412,000 (plus any Earn Out Advances not yet paid).

         (b) Three Year Average EBITDA Equal to or Less than $6,666,667. If the Three Year Average EBITDA is equal to or less than $6,666,667, then on the Earn Out Payment Date there shall be no Earn Out Amount payable by Purchaser to Compost. In addition, Compost shall refund to Purchaser an amount equal to the total Earn Out Advances paid by Purchaser (the "Total Earnout Advances") within ten (10) business days following the Earn Out Payment Date.

         (c) Three Year Average EBITDA Greater than $6,666,667, but less than $7,500,000. If the Three Year Average EBITDA is greater than $6,666,667 but less than $7,500,000, then the Earn Out Amount shall be equal to the sum of (i) six times the amount by which the Three Year Average EBITDA exceeds $6,666,667, plus
(ii) (the sum of the Total Earn Out Advances (whether or not paid) plus $400,000) times a fraction, the numerator of which shall be the amount determined in (i) above, and the denominator of which is $5 million, minus (iii) the total Earn Out Advances actually paid as of the date of determination; provided, however, that in no event shall the sum of the Earn Out Amount and all Earn Out Advances exceed $6,212,000 plus any interest payable under Section 2 above and/or Section 6 below, and provided, further that if the Earn Out Amount is negative, then Compost shall refund an amount equal to such negative Earn Out Amount to Purchaser within ten (10) business days following the Earn Out Payment Date.

         6. Interest. To the extent that Purchaser does not make a payment of any portion of the Earn Out Advances or Earn Out Amount (except as provided otherwise with respect to any Disputed Amount in Section 2) on the required payment date, such unpaid amount shall bear interest at the Past Due Rate from and after the required payment date to the date on which such unpaid amount (or a portion thereof) is paid.

         7. Binding Arbitration. Notwithstanding any provision of this Agreement to the contrary, upon the request of any Party (defined for the purpose of this provision and Section 13 to mean Purchaser, Compost or the Earnout Representative), any dispute, controversy or claim arising out of, relating to, or in connection with, this Agreement or any agreement executed in connection herewith or contemplated hereby, or the breach, termination, interpretation, or validity hereof or thereof (hereinafter referred to as a "Dispute"), shall be finally resolved by mandatory and binding arbitration in accordance with Section
11.6 of the Purchase Agreement.


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Any Party may bring an action in court to compel arbitration of any Dispute. Any
Party who fails or refuses to submit any Dispute to binding arbitration following a lawful demand by the opposing Party shall bear all costs and expenses incurred by the opposing Party in compelling arbitration of such Dispute.

         8. No Waiver by Compost. No delay or omission of Compost to exercise any power, right or remedy accruing to Compost hereof shall impair any such power, right or remedy or shall be construed to be a waiver of the right to exercise any such power, right or remedy.

         9. Paragraph Headings. Paragraph headings appearing in this Agreement are for convenient reference only and shall not be used to interpret or limit the meaning of any provision of this Agreement.

         10. Governing Law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF TEXAS APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE.

         11. Successors and Assigns. This Agreement and all the agreements contained herein shall be binding upon, and shall inure to the benefit of, the respective legal representatives, heirs, successors and assigns of Purchaser and Compost; provided, that Compost shall not assign or otherwise transfer to any other Person or entity (other than Wasteco (as defined in the Purchase Agreement) and/or Longo (as defined in the Purchase Agreement) or any entity designated by both Wasteco and Longo, whether as outright assignee or as a secured party) any interest in this Agreement unless Compost obtains Purchaser's prior written consent.

         12. Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws, the legality, validity and enforceability of the remaining provisions of this Agreement shall not be affected thereby, and this Agreement shall be liberally construed so as to carry out the intent of the parties to it. Each waiver in this Agreement is subject to the overriding and controlling rule that it shall be effective only if and to the extent that (a) it is not prohibited by applicable law and (b) applicable law neither provides for nor allows any material sanctions to be imposed against Compost for having bargained for and obtained it.

         13. Notices. Any notice, request or other communication required or permitted to be given hereunder shall be given in writing by delivering it against receipt for it, by depositing it with an overnight delivery service or by depositing it in a receptacle maintained by the United States Postal Service, postage prepaid, registered or certified mail, return receipt requested, addressed to the respective parties as follows (and if so given, shall be deemed given when mailed):


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                  If to Purchaser:

                  Synagro Technologies, Inc.
                  1800 Bering Drive, Suite 1000
                  Houston, Texas 77057
                  Attention: Mark A. Rome

                  If to Earnout Representative:
                  Mr. John T. Shea
                  c/o Wafra Partners, L.P.
                  345 Park Avenue, 41st Floor
                  New York, New York 10154

                  If to Compost:

                  Compost America Holding Company, Inc.
                  One Gateway Center, 25th Floor
                  Newark, New Jersey 07102
                  Attention: Office of the President, c/o Christopher J. Daggett

                  With a copy to Wasteco at:

                  Wasteco Ventures Ltd.
                  c/o Wafra Partners, L.P.
                  345 Park Avenue, 41st Floor
                  New York, New York 10154
                  Attention: Mr. John T. Shea

         Any Party may change its address for notice at any time and from time to time, but only after ten (10) days' advance written notice to the other Parties. A Party's address for notice shall be the most recent such address furnished in writing by such Party to the other Parties. Actual notice, however and from whomever given or received, shall always be effective when received.

         14. Offset Rights. Purchaser shall have the right to offset amounts owed to Purchaser under the Purchase Agreement, including, without limitation, any and all Indemnified Amounts finally determined by litigation, arbitration or settlement under Section 10.3 of the Purchase Agreement to be owed to Purchaser, against any amounts due under this Agreement. Reference is hereby made to the escrow provisions in Section 10.7 of the Purchase Agreement, the terms and conditions of which are incorporated herein by this reference.


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         IN WITNESS WHEREOF, this Agreement is executed effective as of the date first set forth above.

                                        PURCHASER:

                                        SYNAGRO TECHNOLOGIES, INC.


                                        By:  /s/ MARK A. ROME
                                           -------------------------------------
                                                 Mark A. Rome
                                                 Executive Vice President


                                        COMPOST:

                                        COMPOST AMERICA HOLDING
                                        COMPANY, INC.


                                        By:  /s/ CHRISTOPHER J. DAGGETT
                                           -------------------------------------
                                                 Christopher J. Daggett
                                                 Office of the President

                                        By:  /s/ MARVIN H. ROSEMAN
                                           -------------------------------------
                                                 Marvin H. Roseman
                                                 Office of the President

                                        By:  /s/ RICHARD L. FRANKS
                                           -------------------------------------
                                                 Richard L. Franks,
                                                 Assistant Secretary


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